

02007481

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



PROCESSING
RECEIVED
MAR 04 2002
316

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-29616

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cantor Fitzgerald Partners

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Ave, 29TH Floor
(No. and Street)

New York	New York	10171
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson (201) 352-2388
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, John G. Martinez, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cantor Fitzgerald Partners for the year ended December 31, 2001 are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

Controller
Title



Notary Public

DOROTHY TEMPESTA
Notary Public, State of New York
No. 01TE4830221
Qualified in Richmond County
Commission Expires December 31, 2005

CANTOR FITZGERALD PARTNERS
(SEC. ID No. 8-29616)


RECEIVED
MAR 0 4 2002
316
PROCESSING

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Partners of
Cantor Fitzgerald Partners:

We have audited the accompanying statement of financial condition of Cantor Fitzgerald Partners (the "Partnership") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cantor Fitzgerald Partners at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 1, 2002

CANTOR FITZGERALD PARTNERS

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

Assets

Cash	$ 70,508
Securities purchased under agreements to resell	4,308,471
Receivables from brokers, dealers and clearing organizations	403,180
Due from affiliates	1,636,916
Investments - unencumbered	3,253,300
Goodwill and other assets	1,987,201
Total assets	$ 11,659,576

Liabilities and Partners' Capital

Payables to affiliates	$ 28,256
Accrued liabilities	718,000
Total liabilities	746,256
Partners' Capital	10,913,320
Total liabilities and partners' capital	$ 11,659,576

See notes to statement of financial condition.

CANTOR FITZGERALD PARTNERS

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2001

1. Summary of Significant Accounting Policies

Basis of Presentation: Cantor Fitzgerald Partners (the Partnership) is a general partnership organized under the laws of the State of New York. The Partnership engages in business as a broker in corporate, municipal and other debt securities. The Partnership is owned by Cantor Fitzgerald Securities (CFS - 99%) and Cantor Fitzgerald, L.P. (CFLP - 1%) (collectively with their subsidiaries, Cantor). CFS is the managing general partner.

Use of Estimates: The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities in the financial statement. Management believes that the estimates utilized in preparing the financial statement are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this financial statement.

Securities Revenues: Securities transactions and the related transaction revenues are recorded on a trade date basis.

Securities Purchased Under Agreements to Resell: Securities purchased under agreements to resell (Reverse Repurchase Agreements) are accounted for as collateralized investment transactions. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return amounts loaned when appropriate.

Investments: The Partnership carries its non-marketable investment in The NASDAQ Stock Market, Inc. at cost which approximates fair value.

Income Taxes: Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon their ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership, however, is subject to Unincorporated Business Tax in the City of New York for which it records an income tax provision.

New Accounting Pronouncements: In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which revised previously issued standards for accounting for securitizations and other transfers of financial assets and collateral. For the year ended December 31, 2001, the Partnership has adopted those provisions of SFAS No. 140 that relate to certain reclassification and disclosures of collateral, as well as the provisions related to the transfers of assets and extinguishments of liabilities.

On July 20, 2001, the FASB issued No. 141, "Business Combinations" (SFAS 141), and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. As a result, the pooling-

of-interests method will be prohibited. SFAS 142 changes the accounting for goodwill from the amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this Statement, which for the Partnership will be January 1, 2002. However, for any acquisitions completed after June 30, 2001, goodwill and intangible assets with an indefinite life will not be amortized. The adoption of SFAS 141 and 142 will not have a material impact on the business or financial condition of the Partnership.

2. September 11 Events

On September 11, 2001, the Partnership's principal place of business at One World Trade Center was destroyed, and as a result, the Partnership lost 96 of its 120 employees. Cantor and eSpeed Inc. (eSpeed), a majority owned subsidiary of CFS, lost in the aggregate 657 employees (the September 11 Events).

The Partnership's business of providing brokerage services was suspended as a result of the September 11 Events and no commission revenues have been earned since that date. At December 31, 2001, the Partnership's business activities had not resumed.

The Partnership has undertaken an assessment of losses and costs incurred, or to be incurred, as a result of the September 11 Events, however, such losses and costs are not reasonably estimable at this time. Such losses and costs, once determined, will result in insurance claims pursuant to Cantor's business interruption and property coverage. Revenues, if any, will be recognized in future periods for insurance proceeds received.

The families of the Partnership's deceased employees will receive a share of Cantor's distributable partnership profits for the next five years to pay for, among other things, 10 years of healthcare coverage. These costs will be borne by Cantor and not by the Partnership.

3. Commitments and Contingencies

Legal Matters: In the normal course of operations, various legal actions are brought and are pending against the Partnership, in some of which substantial amounts are claimed. In the opinion of the Partnership's management, based on the advice received from counsel, these matters are expected to be resolved with no material adverse effect on the Partnership's financial condition.

Risks and Uncertainties: The Partnership generates its revenues by providing brokerage services to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of financial markets around the world. At December 31, 2001, the Partnership's business of providing brokerage services had not resumed.

4. Related Party Transactions

At December 31, 2001, the Partnership's Reverse Repurchase Agreements were transacted on an overnight basis with CFS. Under the terms of these agreements, the securities collateralizing the Reverse Repurchase Agreements are held under a custodial arrangement with a third-party bank and are permitted to be resold or repledged. The fair value of such collateral at December 31, 2001 was approximately $4,334,675, none of which has been sold or repledged.

Under a contract entered into between the Partnership and Cantor Fitzgerald & Co. (CF&Co), CF&Co performs clearance and settlement services for the Partnership. Under the contract, the Partnership pays

CF&Co 10% of the associated commission revenues for these services. Accordingly, commission revenue is recorded net of the amounts payable to CF&Co.

Under a Joint Services Agreement among the Partnership and eSpeed, eSpeed earns transaction revenue equal to a percentage of the Partnership's commission revenue on certain customer transactions for services provided by eSpeed. The percentage of the transaction revenues ranges from 2.5% to 100%, depending on the type of electronic services provided for the transaction.

On certain transactions (those where eSpeed receives 100% of the commission revenue) the Partnership provides eSpeed with fulfillment services for which the Partnership is paid a fee of 35% of the transaction revenues earned on the transaction.

CFS and CFLP provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for occupancy of office space, utilization of fixed assets and accounting services. In addition, under a Joint Services Agreement between the Partnership and eSpeed, eSpeed provides network, data center and server administration support and other technology services to the Partnership. eSpeed charges the Partnership for these services commensurate with the cost of providing these services.

5. Employee Benefit Plans

Employees of the Partnership are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan") whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Partnership's portion of the expenses associated with the administration of the Plan are currently paid by CFLP at its option.

Under the terms of an Incentive Unit Bonus Plan (the "Incentive Plan") of CFLP, certain employees of the Partnership may be granted bonus awards, which consist of Limited Partner Units of CFLP and certain related CFLP payments (the "Awards"). On the date of any Award, the Partnership recognizes compensation expense equal to the full amount of the Award, and establishes a corresponding liability to CFLP.

6. Municipal Partners

On July 21, 2000, the Partnership purchased the U.S. municipal bond brokerage business and certain other assets of Municipal Partners, Inc. ("MPI"). The Partnership paid $1,500,000 in cash and eSpeed, Inc. issued 28,374 shares of its Class A common stock valued at $1,350,000. The Partnership originally recorded goodwill of $1,400,000 to reflect the difference between the fair value of the assets purchased and the cash purchase price. Partners' Capital has been restated as of January 1, 2001 to reflect the issuance of eSpeed Class A common stock as an equity contribution from Cantor with a corresponding increase to goodwill. Beginning Partners' Capital has also been restated to reflect the additional amortization of $97,022 resulting from such increase to goodwill.

The goodwill associated with the MPI acquisition was deemed to be impaired as a result of the September 11 Events. An adjustment of $405,952 was necessary to write-down goodwill to management's estimate of fair value of $1,787,500 at December 31, 2001.

7. Regulatory Capital Requirements

The Partnership is registered as a broker-dealer under the Securities Exchange Act of 1934 and is subject to the Uniform Net Capital Requirements of Rule 15c3-1. Accordingly, the Partnership must maintain a ratio of aggregate indebtedness to net capital, as defined, not in excess of 15 to 1. At December 31, 2001, net capital and capital in excess of minimum requirements were $3,632,723 and $3,532,723 respectively. The ratio of aggregate indebtedness to net capital was 0.21 to 1.

8. Counterparty Credit Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with, and on behalf of, institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate nonperformance by counterparties. The Partnership has a policy of periodically reviewing the credit standing of each counterparty with which it conducts business.

9. Fair Value of Financial Instruments

Substantially all of the Partnership's financial instruments are carried at fair value or amounts which approximate fair value. Reverse Repurchase Agreements are recorded at the contract amount, which approximates fair value. The Partnership's remaining financial instruments are generally short-term in nature and liquidate at their carrying value.

10. Subsequent Event

On January 30, 2002, the Partnership sold its municipal bond brokering business, including goodwill and other assets associated with the MPI acquisition, to an LLC organized by former employees of the Partnership in exchange for a special membership interest in the LLC. No gain or loss was recognized in connection with this transaction. Such special membership interest provides that the Partnership will receive 5% of the revenues of the LLC, net of payments made to eSpeed pursuant to a license and service agreement between the LLC and eSpeed. In addition, the Partnership loaned $1 million on an unsecured basis to the LLC, bearing interest at 6% and maturing at various dates through 2007. The Partnership will be reimbursed for actual compensation related costs incurred after December 1, 2001 relative to the employees forming the LLC and has included $147,000 of such costs in other assets at December 31,2001.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

March 1, 2002

Cantor Fitzgerald Partners
299 Park Avenue
New York, New York 10171

Dear Sirs:

In planning and performing our audit of the financial statements of Cantor Fitzgerald Partners (the "Partnership") for the year ended December 31, 2001, (on which we issued our report dated March 1, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule-17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership 's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP